PENN WEST ANNOUNCES 2014 THIRD QUARTER DIVIDEND

FOR IMMEDIATE RELEASE, September 18, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”) is pleased to announce that the Board of Directors has declared a third quarter 2014 dividend of $0.14 per share to be paid on October 15, 2014 to shareholders of record at the close of business on September 30, 2014.

Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com